EXHIBIT 99.1

Brookfield Wealth Solutions Announces First Quarter Results and Declares Quarterly Distribution

BROOKFIELD, NEWS, May 08, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the three months ended March 31, 2025.

Sachin Shah, CEO of Brookfield Wealth Solutions, stated, “Our business is off to a strong start in 2025. We have entered the U.K. market and begun offering new products that expand our asset base while maintaining our fundamental objective of generating high-quality earnings and durable risk-adjusted returns within our business.”

Unaudited As of and for the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2025	2024
Total assets	$141,612	$63,113
Distributable operating earnings[1]	437	279
Net income (loss)	(282)	337
Net income per each class A share	$0.09	$0.08

1. See Non-GAAP and Performance Measures on page 6 and a reconciliation from net income on page 5.

First Quarter Highlights

  Launched our U.K. pension risk transfer business under Blumont Annuity UK in late March, following a comprehensive authorization process and expect to be active in the market in 2025
  Deployed $3 billion into Brookfield originated strategies across our investment portfolio at returns greater than 8%
  Completed our first funding agreement-backed note (“FABN”) issuance at American National for $500 million
  Originated $4 billion of annuity sales during the quarter across our retail, PRT and FABN channels
  Our Property and Casualty float remained stable at approximately $8 billion, providing us with investment flexibility and risk diversification

Operating Update
We recognized $437 million of distributable operating earnings (“DOE”) for the three months ended March 31, 2025, compared to $279 million in the prior year period. The increase in earnings for the current period reflects contributions from AEL, which we acquired in May 2024, as well as higher net investment income resulting from progress made in repositioning assets into higher yielding investment strategies.

We recorded a net loss of $282 million for the three months ended March 31, 2025, compared to net income of $337 million in the prior year period. The net loss in the current period is primarily the result of unrealized movements on reserves due to interest rate and equity market movements, which more than offset our strong operating performance. Net income in the prior year period resulted from our DOE and favorable mark-to-market on derivatives.

Today, we are in a strong liquidity position, with approximately $25 billion of cash and short-term liquid investments across our investment portfolios, and another $22 billion of long-term liquid investments. These liquid assets position us well to mitigate current market volatility and support the ongoing rotation of our portfolio into higher yielding investment strategies.

Regular Distribution Declaration
The Board declared a quarterly return of capital of $0.09 per class A share and class B share payable on June 30, 2025 to shareholders of record as at the close of business on June 13, 2025. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares.

Brookfield Corporation Operating Results
An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s first quarter operating results is provided below:

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2025	2024	2025	2024
Net income of consolidated business[1]	$215	$519	$1,549	$5,200
Net income attributable to Brookfield shareholders[2]	73	102	612	1,112
Distributable earnings before realizations[3]	1,301	1,001	5,171	4,279
– Per Brookfield class A share[3]	0.82	0.63	3.26	2.70
Distributable earnings[3]	1,549	1,216	6,607	4,865
– Per Brookfield class A share[3]	0.98	0.77	4.17	3.07

1. Consolidated basis – includes amounts attributable to non-controlling interests.
2. Excludes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8 of Brookfield Corporation’s press release dated May 8, 2025.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield Corporation’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		March 31		December 31
(US$ millions)		2025		2024
Assets

Insurance invested assets
Cash, cash equivalents and short-term investments	$16,686		$16,643
Investments	90,184		88,566
Reinsurance funds withheld	1,492		1,517
Accrued investment income	841	109,203	860	107,586
Deferred policy acquisition costs		10,848		10,696
Reinsurance recoverables and deposit assets		12,957		13,195
		133,008		131,477

Other assets		8,604		8,476
Total assets		141,612		139,953

Liabilities and equity

Policy and contract claims		7,588		7,659
Future policy benefits		14,582		14,088
Policyholders’ account balances		84,606		83,079
Deposit liabilities		1,483		1,502
Market risk benefits		4,066		3,655
Unearned premium reserve		1,674		1,843
Funds withheld for reinsurance liabilities		3,266		3,392
		117,265		115,218

Corporate borrowings		1,004		1,022
Subsidiary borrowings		3,332		3,329
Other liabilities		7,001		7,308

Non-controlling interest	771		850
Class A and class B	1,469		1,470
Class C	10,770	13,010	10,756	13,076
Total liabilities and equity		$141,612		$139,953

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 US$ millions	Three Months Ended
	2025	2024
Net premiums and other policy revenue	$1,301	$1,643
Net investment income, including funds withheld	1,429	670
Net investment gains (losses), including funds withheld	(112)	172
Total revenues	2,618	2,485

Benefits and claims paid on insurance contracts	(1,107)	(1,414)
Interest sensitive contract benefits	(524)	(185)
Amortization of deferred policy acquisition costs	(339)	(225)
Change in fair value of insurance-related derivatives and embedded derivatives	(200)	44
Change in fair value of market risk benefits	(361)	(31)
Other reinsurance expenses	(1)	(7)
Operating expenses	(382)	(233)
Interest expense	(73)	(72)
Total benefits and expenses	(2,987)	(2,123)
Net income (loss) before income taxes	(369)	362
Income tax recovery (expense)	87	(25)
Net income (loss)	$(282)	$337

Attributable to:
Class A and class B shareholders[1]	$4	$3
Class C shareholder	(330)	332
Non-controlling interest	44	2
	$(282)	$337

1. Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended March 31 US$ millions	Three Months Ended
	2025	2024
Net income (loss)	$(282)	$337
Unrealized net investment losses (gains), including funds withheld	112	(172)
Mark-to-market losses (gains) on insurance contracts and other net assets	685	65
	515	230
Deferred income tax expense (recovery)	(183)	15
Transaction costs	41	12
Depreciation	64	22
Distributable operating earnings[1]	$437	$279

1. Non-GAAP measure – see Non-GAAP and Performance Measures on page 6.

Additional Information

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended March 31, 2025, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding international expansion plans and future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the growth of our business, international expansion, investment opportunities and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.